UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 333-256665

Abits Group Inc

Level 24 Lee Garden One 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On May 29, 2025 the Company issued a press release announcing certain highlights of its operating results for the first quarter of 2025, which press release is attached as Exhibit 99.1 to this Form 6-K

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated May 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date:	May 28, 2025	By:	/s/ Conglin Deng
		Name:	Conglin Deng
		Title:	Chief Executive Officer